August 9, 2018

VIA EDGAR

Mr. Robert S. Littlepage
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     National CineMedia, Inc.
Form 10-K for Fiscal Year Ended December 28, 2017
Filed March 19, 2018
Form 10-Q for Fiscal Quarter Ended March 29, 2018
Filed May 8, 2018
File No. 001-33296

Dear Mr. Littlepage:

National CineMedia, Inc. (“NCM Inc.” or the “Company”) refers to the Staff’s comment letter dated July 10, 2018, regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

Prior to responding to the Staff’s comments below, the Company thought it would be helpful to provide background regarding the Company’s structure and transactions recorded upon its formation. At the time of the Company’s IPO in February 2007, NCM Inc. acquired an interest in and became a member and sole manager of National CineMedia, LLC (“ NCM LLC”). Additionally, the Company entered into a tax receivable agreement (the “TRA”) with NCM LLC’s founding members. The TRA provides for the effective payment by NCM Inc. to the founding members of 90% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that is actually realized as a result of certain increases in NCM Inc.’s proportionate share of tax basis in NCM LLC’s tangible and intangible assets (and the corresponding deferred tax assets) resulting from (and recorded in connection with) the IPO and related transactions. At the time of the original transaction in 2007, there were very few other companies with this type of arrangement (i.e. the TRA) resulting in very limited observations from others in practice. Also, there is not explicit guidance within generally accepted accounting principles (“GAAP”) surrounding accounting for a payable of this nature (i.e. contingent consideration issued to former shareholders outside of a business combination).

Set forth below are the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments are included in bold text below, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 28, 2017

Note 18. Correction of an Error, page F-37

1.
Please clearly explain to us, in detail, the nature of the errors in your previously issued financial statements including a reference to the specific accounting literature that was misapplied. Provide us an explanation of you prior accounting and how you corrected it including how you determined the correction amounts. Also tell us why it was necessary to adjust each of the balance sheet line-items in the table on page F-38.

Response:

At the IPO date, the Company measured and recorded a payable to the founding members under the TRA (the “TRA payable”) at the fair value of the expected payments to the founding members for the net tax benefit of the initial tax basis increases at the IPO. The Company, however, incorrectly recorded the deferred tax effects of these payments. More specifically, because the payments made over the 30-year term of the TRA actually increase the tax basis in certain of NCM LLC’s intangible assets, the Company should have recorded a deferred tax asset for the expected settlement of the TRA payable as required by ASC 740-10-25-20 (i.e. reported amounts of assets and liabilities will be recovered and settled, respectively). In addition, the Company inappropriately recorded a deferred tax liability equal to the amount of the tax-effected interest accretion expense on the discounted TRA payable, despite the fact that no temporary difference existed with respect to such discount.

More specifically, the Company failed to recognize that the additional tax basis resulting from the settlement of the TRA payable (and deferred tax asset) would have a corresponding effect on the TRA payable in an iterative fashion. Said differently, realization of the additional tax basis generated by the TRA payments will, itself, create an increase in the TRA payable, which, in turn, would adjust the deferred tax asset and so on. The Company’s original calculation of the TRA payable, as noted above, was incorrectly limited to the initial TRA payments, rather than recognizing the iterative nature of the arrangement.

To correct the error, the Company re-measured the amount of the TRA payable at the IPO date and each subsequent reporting period to include both the initial and the additional future estimated payments under the TRA. The corrections to the TRA payable also resulted in corrections to related interest accretion expense because (as noted above) the Company recorded the TRA payable (both originally and following the error correction) at fair value by discounting the TRA payable utilizing the Company’s weighted average cost of capital. Further, the aforementioned deferred tax assets and liabilities associated with the TRA payable were corrected. In accordance with ASC 740 - Income Taxes (specifically 740-10-25-20), a deferred tax asset was recorded for the deductible temporary difference associated with the TRA payable, and the deferred tax liability with respect to the “discount” was reversed. Note that the deductible temporary difference associated with the TRA payable is reflected in the Company’s tax footnote as part of the deferred tax asset related to “Investment in consolidated subsidiary NCM LLC” because as TRA payments are made, the Company’s tax basis in its investment in NCM LLC is increased while there is no adjustment made for the book basis in its investment in NCM LLC.

The error correction also resulted in a correction to additional paid in capital (“APIC”) related to the establishment of the deferred tax asset and reversal of the deferred tax liability in accordance with ASC 740-20-45-11(g), which requires that all changes in the tax bases of assets and liabilities caused by a transaction among or with shareholders to be included in equity. The correction further resulted in a change to retained earnings from the correction to the interest accretion expense on the TRA payable.

Therefore, the correction of this error resulted in the adjustments shown on page F-38 of the Company’s Form 10-K to “Long-term deferred tax assets, net of valuation allowance”, “Long-term payable to founding members under tax receivable agreement”, “Long-term deferred tax liability”, “Additional paid in capital (deficit)” and “Retained earnings (distributions in excess of earnings)”.

2.	Please provide us with your assessment of the materiality of the errors identified in your historical financial statements. We refer you to the guidance in SAB Topics 1:M and 1:N.
Response:

The following includes information summarized from the Company’s internal memorandum dated March 16, 2018 to its files which was prepared in conjunction with the Company’s internal analysis of the materiality of the error and the appropriate treatment of the error within the Company’s 2017 Form 10-K. The following includes the Company’s SAB Topic 1.M and SAB Topic 1.N analysis supporting these conclusions. The Company considered the quantitative and qualitative impacts of the errors on all prior periods, as well as on the current period by considering the iron curtain method prescribed by SAB Topic 1.M and SAB Topic 1.N. The Company considered the rollover method and concluded that it resulted in a smaller error. Therefore, the following analysis only addresses the iron curtain method. The Company considered the following key metrics in its evaluation: Operating Income, Income Before Income Taxes, Consolidated Net Income, Net Income Attributable to NCM Inc., Basic and Diluted EPS, Current and Non-Current Assets, Total Assets, Current and Non-Current Liabilities, Total Liabilities, Total Equity and Cash Provided by Operating Activities.

The Company views the following as key performance metrics, as disclosed in its Form 10-K: “Management focuses on several measurements that we believe provide us with the necessary ratios and key performance indicators to manage our business, determine how we are performing versus our internal goals and targets, and against the performance of our competitors and other benchmarks in the marketplace in which we operate. We focus on many operating metrics including changes in revenue, OIBDA, Adjusted OIBDA and Adjusted OIBDA margin, as defined and discussed in “Notes to the Selected Historical Financial and Operating Data” above, as some of our primary measurement metrics. In addition, we monitor our monthly advertising performance measurements, including advertising inventory utilization, national and local advertising pricing (CPM), local and regional advertising rate per screen per week, local and regional and total advertising revenue per attendee. We also monitor free cash flow, the dividend coverage ratio, financial leverage (net debt divided by Adjusted OIBDA plus integration and other encumbered theater payments), cash balances and revolving credit facility availability to ensure debt covenant compliance and that there is adequate cash availability to fund our working capital needs and debt obligations and current and future dividends declared by our Board of Directors.” These key performance metrics are consistent with those noted by users of the financial statements (i.e. analysts and investors of the Company). The Company noted that none of these key performance indicators are impacted by these misstatements.

Analysis of Materiality

In assessing materiality, the Company considered the SEC’s Staff Accounting Bulletin Topic 1.M.

1.	Quantitative Guidance:

Summarized below using the iron curtain approaches are the key metrics¹ from the NCM Inc. consolidated financial statements which shows the impact of the error for the 2015 - 2016 financial statements:

¹ The following key metrics are not impacted: revenue, inventory utilization, advertising revenue per attendee, operating income, OIBDA, Adjusted OIBDA or cash dividends.

2015 - IRON CURTAIN METHODOLOGY
	As of and for the year ended 12/31/2015
Key Balance Sheet Metrics:	As Reported	As Adjusted	% Change*
Total Current Assets	$203.6	$203.6	—%
Deferred tax assets	$217.1	$303.4	28.4%
Total Non-Current Assets	$870.1	$956.4	9.0%
Total Assets	$1,073.7	$1,160.0	7.4%
Total Current Liabilities	$124.7	$124.7	—%
Deferred tax liability	$50.1	$—	(100.0)%
Payable to founding members under tax receivable agreement	$140.3	$207.6	32.4%
Total Non-Current Liabilities	$1,120.7	$1,137.9	1.5%
Total Liabilities	$1,245.4	$1,262.6	1.4%
Additional paid in capital (deficit)	$(221.5)	$(124.6)	77.8%
Retained earnings (distributions in excess of earnings)	$(186.1)	$(213.9)	(13.0)%
Total Equity	$(171.7)	$(102.6)	67.3%
Total Liabilities & Equity	$1,073.7	$1,160.0	7.4%
Key Statement of Operations Metrics:
Operating Income	$148.0	$148.0	—%
Accretion of interest on discounted payable to founding members under tax receivable agreement	$14.1	$19.4	27.3%
Gain on re-measurement of the payable to founding members under the tax receivable agreement	$—	$(2.9)	100.0%
Income Before Income Taxes	$81.5	$79.1	(3.0)%
Income tax expense	$17.8	$19.5	8.7%
Consolidated Net Income	$63.7	$59.6	(6.9)%
Net Income Attributable to NCM Inc.	$15.4	$11.3	(36.3)%
Basic EPS	$0.26	$0.19	(36.8)%
Diluted EPS	$0.26	$0.19	(36.8)%
Key Cash Flow Statement Metrics:
Consolidated net income	$63.7	$59.6	(6.9)%
Deferred income tax expense	$12.1	$13.8	12.3%
Accretion of interest on discounted payable to founding members under tax receivable agreement	$14.1	$19.4	27.3%
Non-cash (gain) loss on re-measurement of the payable to founding members under the tax receivable agreement	$—	$(2.9)	100%
Net Cash Provided by Operating Activities	$105.3	$105.3	—%

2016 - IRON CURTAIN METHODOLOGY
	As of and for the year ended 12/29/2016
Key Balance Sheet Metrics:	As Reported	As Adjusted	% Change*
Total Current Assets	$221.1	$221.1	—%
Deferred tax assets**	$209.1	$294.2	28.9%
Total Non-Current Assets	$836.3	$921.4	9.2%
Total Assets**	$1,057.4	$1,142.5	7.4%
Total Current Liabilities	$120.6	$120.6	—%
Deferred tax liability	$48.3	$—	(100.0)%
Payable to founding members under tax receivable agreement	$143.4	$212.3	32.5%
Total Non-Current Liabilities**	$1,118.0	$1,138.6	1.8%
Total Liabilities**	$1,238.6	$1,259.2	1.6%
Additional paid in capital (deficit)	$(207.7)	$(110.5)	88.0%
Retained earnings (distributions in excess of earnings)	$(215.6)	$(248.3)	(13.2)%
Total Equity	$(181.2)	$(116.7)	55.3%
Total Liabilities & Equity	$1,057.4	$1,142.5	7.4%
Key Statement of Operations Metrics:
Operating Income	$173.0	$173.0	—%
Accretion of interest on discounted payable to founding members under tax receivable agreement	$13.9	$19.6	29.1%
Loss on re-measurement of the payable to founding members under the tax receivable agreement	$—	$1.0	100.0%
Income Before Income Taxes	$96.2	$89.5	(7.5)%
Income tax expense	$9.2	$7.5	(22.7)%
Consolidated Net Income	$87.0	$82.0	(6.1)%
Net Income Attributable to NCM Inc.	$25.4	$20.4	(24.5)%
Basic EPS	$0.42	$0.34	(23.5)%
Diluted EPS	$0.42	$0.34	(23.5)%
Key Cash Flow Statement Metrics:
Consolidated net income	$87.0	$82.0	(6.1)%
Deferred income tax expense	$11.6	$9.8	(18.4)%
Accretion of interest on discounted payable to founding members under tax receivable agreement	$13.9	$19.6	29.1%
Non-cash (gain) loss on re-measurement of the payable to founding members under the tax receivable agreement	$—	$1.0	100.0%
Net Cash Provided by Operating Activities	$133.5	$133.5	—%
*The percentage change is calculated as the change divided by the "As Adjusted" column.
**Note the change within the ‘Total Assets’, ‘Total Non-Current Liabilities’ and ‘Total Liabilities’ captions include the reclassification of a $5.5 million deferred tax liability to a contra deferred tax asset.

The impact to beginning retained earnings on January 1, 2015 was $23.6 million. The impact to cumulative retained earnings through Q3 2017 was $31.6 million. The Company also considered the impact to ‘Item 6. Selected Financial Data’ and ‘Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations’ and noted that all impacted disclosed figures are included within the tables above.

2.	Qualitative Guidance:

We evaluated SAB 1.M’s list of considerations for qualitative materiality as follows (We noted how this error impacted each listed item in parenthesis below):

•
Whether the misstatement arises from an item capable of relatively precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate; (Yes, the misstatement can be precisely measured.)

•
Whether the misstatement masks a change in earnings or other trends; (No, as noted further below this misstatement primarily impacts the balance sheet and the impact to net income does not mask performance measures or trends in the underlying performance of the business.)

•
Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise; (No, as noted further below, the Company’s analysts are focused on revenue, operating income before depreciation and amortization and Adjusted OIBDA.)

•	Whether the misstatement changes a loss into income or vice versa; (No, the Company reported net income for all periods presented.)

•
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability; (No, the Company has one reportable segment, so this does not impact any segment reporting.)

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements; (N/A)

•
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements; (No, these misstatements did not affect the Company’s debt covenants - The Company’s only financial covenant was its secured leverage ratio, which was not impacted by these misstatements.)

•
Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and (No, management’s compensation is not based on any balance sheet measure or on net income/earnings per share)

•	Whether the misstatement involves concealment of an unlawful transaction. (No)
In addition to these considerations above under SAB 1.M we considered the following:

•	“Street” reaction - We considered what the “street” or analyst reaction would be to these misstatements.

◦
The balances impacted by this misstatement are not a focus of the Company’s analysts or investors (i.e., none of the payable to founding members under the TRA, deferred tax assets and liabilities, APIC, retained earnings, accretion of interest on the discounted payable to founding members (non-operating expense) or tax expense is a focus of analysts or investors). In discussion with the Company’s investor relations personnel, there are very limited tax related questions by investors of the Company. Investors generally consider the Company’s tax structure to be an area of technical complexity. The primary question they would have is regarding the TRA cash payments. These historical TRA cash payments are NOT affected by this misstatement. These misstatements have no cash impact. Tax expense is not a topic of questions by investors, other than to understand what rate to use in their models. As such, based upon discussions with investors and analysts, these are not accounts or transactions that are the basis for their investor recommendations.

◦
We considered whether investors would be concerned by the increase in the size of the TRA payable. We believe that since the TRA payable is not included in any ratios used to measure the Company (noted below) and since there is also a corresponding deferred tax asset that is greater than the increase in the TRA payable, this would not be viewed as significant. The TRA payable will be funded by future estimated tax benefits, rather than by current operations or cash flow, thus we believe this liability would be viewed as less significant to an investor.

◦
We also noted there is information disclosed regarding the payable to the founding members that provides the reader information regarding the future payments under the TRA and what the liability was comprised of:

▪
First, the Company discloses the TRA cash payments made each year, as well as, the time remaining under the TRA that these payments will continue. We believe this provides investors with information that they could use to extrapolate the amount of the payments that would be made in future years based on current run rates.

▪	Second, the Company disclosed the following in its prior Form 10-Ks related to the liability:
“NCM LLC made an election under Internal Revenue code (“IRC”) 754 of the Internal Revenue Code to step-up the Company’s outside basis in its share of NCM LLC’s inside basis of assets under IRC 743(b) resulting in a deferred tax asset for the Company’s acquired share of NCM LLC’s assets. The majority of this deferred tax asset is attributable to intangible assets that are amortized over the reminder of the 15-year period for federal income tax purposes and accounted for as distributions under U.S. generally accepted accounting principles. The Company recorded additional step-up in tax basis as a result of subsequent payments made by NCM, Inc. to the founding members under the tax receivable agreement resulting from amortization of the IRC 743(b) adjustment”.
This disclosure described how the Company had layered on the liability and the deferred tax asset as subsequent payments were made, rather than all grossed-up future payments, so an investor would understand what was comprised in the previously reported amounts.

◦
The Company pulled analyst reports over the past year to determine what their discussion of these balance sheet accounts or of net income or EPS was. We noted there was no discussion of these balance sheet accounts (other than total equity being noted in a table, which does not appear relevant to an investor as it is negative due to IPO related distributions to founding members). The analysts do report on EPS compared to their estimates, however, it is not a determination in the OIBDA related model used for setting target prices or buy/hold/sell recommendations.

◦
We considered the EPS impact in each year, which declined by 36.8% in 2015 and 23.5% in 2016. In none of these years did the Company switch from income to loss or vice versa. We considered these percentage decreases, but given the non-cash tax related items in the Company’s EPS (non-cash accretion of TRA interest, etc.) and per review of the analyst reports, it does not appear EPS is a key metric that the Company is measured on.

◦
The ratios analysts included were: dividend yield, enterprise value, OIBDA %, Free Cash Flow Yield, Debt to Capital, Enterprise value/OIBDA, and Book Value/Share. Note that the term EBITDA was used within some analyst reports but the figure presented under this caption and utilized within the valuation calculations was OIBDA. Other than Debt to Capital and Book Value/Share, these ratios are not impacted by the misstatement. Debt to Capital changed from (5.4) to (9.0) in 2015 and from (5.1) to (7.8) in 2016. Book Value/Share changed from (2.9) to (1.7) in 2015 and from (3.0) to (2.0) in 2016. In discussion with investor relations, as noted above these two ratios are not meaningful to analysts or investors given our negative equity balance due to IPO distributions.

◦
The Company’s investor presentation does not and has not presented these balance sheet accounts or net income or earnings per share. The earnings release and earnings call script do not address these balance sheet accounts or any balance sheet ratios. Net income and EPS are included but discussion is limited.

◦
The Company has had previous corrections of tax-related errors in prior filings related to these same accounts. We pulled analyst reports immediately following these disclosures to determine if there was a reaction by the analyst community. We note the misstatements are not discussed. Further, we pulled the change in stock price the day following these filings and the week following these items and noted there does not appear to be any adverse impact from these errors.

◦
Additionally, subsequent to the completion of the Company’s contemporaneous review of the error outlined above, we considered analysts’ reaction to this error by pulling analyst reports immediately following the filing of the Company’s Form 10-K and note the misstatement is not discussed.

Further, we pulled the change in stock price the day following these filings and the week following these items and noted there does not appear to be any adverse impact from these errors.

•	Other Key Considerations:

◦	The issue does not change any amounts reported on previously filed tax returns or impact future tax returns.

◦	The issue does not materially impact the Company’s reporting of its surplus for dividend payments under the Delaware General Corporation Law (as net assets of NCM, Inc. as reported were $1.7 billion).

◦	The misstatement does not impact previous amounts paid to the founding members pursuant to the TRA or timing of those payments.

◦	The misstatement does not impact NCM LLC and therefore, does not affect our founding members’ previously filed financial statements.

◦	The misstatement does not change cash balances, or the amount of net cash provided by operating activities.

◦	The issue does not change the amount of dividend payments previously made to shareholders or the Company’s ability to pay dividends in the future.

◦	The misstatements do not affect figures the Company provides guidance on.

◦	No management or any personnel at the Company is paid on net income or EPS performance. Compensation measures include revenue and adjusted OIBDA, which are not affected by the misstatements.

◦	The issue does not impact the previous available cash payments that were paid to founding members or integration payments to be received from the founding members.

◦	There is no economic impact to any parties as a result of these misstatements.

◦
The impacted accounts are the same as those related to re-measurement of deferred tax assets and liabilities under recently enacted tax reform, the impact of which is generally excluded by investors/analysts when observing results, other than from a forward-looking cash standpoint (which this does not affect).

◦
The issue, generally, resulted in an understatement of the deferred tax asset from differences covered under the TRA and an understatement of the associated TRA benefit liability payable to the founding members. Both quantitatively and qualitatively shareholders other than the founding members are less effected by the error as only 10% of the benefits under the deferred tax asset are realized by non-founding member shareholders.

◦
The misstatement was the result of not grossing up the tax benefits of future payments under the TRA, however, the Company was recording this benefit as the payments were made, so the misstatement arose from a timing issue and not an issue of not recording the benefits at all.

Conclusion - Based upon the analysis summarized above including consideration of the quantitative and qualitative materiality of the error, the “street’s” historical reaction to similar errors, the impact of the error on the Company’s key metrics and the other key considerations listed above, the Company, including through discussion with the Audit Committee, concluded that this error is not material to the prior period financial statements presented within the Form 10-K for the fiscal year ended December 28, 2017. For purposes of comparability on the balance sheet, the Company adjusted prior periods within its Form 10-K for the year ended December 28, 2017. These adjustments encompassed all aspects of the error within the Balance Sheets, Statement of Operations, Statement of Cash Flows and the Statements of Equity, as well as all related disclosures.

Form 10-Q for Fiscal Quarter Ended March 29, 2018

Change in Accounting Principle and Correction of an Error, page 9

3.	Please explain to us the facts and circumstances concerning the change in accounting principle, including an explanation of previous generally accepted accounting principle and the newly adopted generally accepted accounting principle. Provide us specific references in the accounting literature as support for both the newly adopted and previous accounting policies.
Response:

As discussed above in response to comment 1, the TRA payable was historically recorded at fair value by discounting the future cash flows. Upon the adoption of the change in accounting principle, the Company is now presenting the TRA payable on an undiscounted basis.

As discussed within the background section above, there is not explicit guidance within GAAP surrounding accounting for the TRA payable. Therefore, at the time of the original transaction when the Company originally concluded to record the TRA payable at fair value, the Company considered accounting guidance that it considered analogous to this situation. More specifically, the Company considered the guidance under ASC 805 - Business Combinations (specifically 805-30-25-5), which states that contingent consideration in a business combination should be recognized at fair value, and the guidance under ASC 810 - Consolidation (specifically ASC 810-10-45-23), which states that consideration received in exchange for a portion of a parent’s ownership of a subsidiary while the parent retains its controlling financial interest should be recognized initially at fair value. The Company also considered the accounting guidance applicable to similar type liabilities (i.e. liabilities with a series of future, estimated payments due to third parties) and determined that fair value treatment is consistent with the guidance in ASC 410 - Asset Retirement and Environmental Obligations (specifically ASC 410-20-30-1) and ASC 420 - Exit or Disposal Cost Obligations (specifically ASC 420-10-30-1). That said, and as noted above, none of these pieces of literature were deemed to be directly on point with respect to recognition of the TRA payable.

Since commencement of the Company’s TRA, however, the Company notes that multiple other companies with similar agreements have been formed and the more common practice has been to present such liabilities on an undiscounted basis. This alternative accounting method treats the TRA payable as more akin to other types of contingent liabilities and, hence, accounts for the TRA payable in accordance with the guidance in ASC 450, Contingencies, which as noted in ASC 450-20-05-6 and ASC 450-20-05-7 does not apply fair value principles. Additionally, because the TRA payable is directly related to and, in a sense, offsets recognized deferred tax assets that are recorded on an undiscounted basis in accordance with ASC 740, recording the TRA payable at the best estimate of its settlement amount (i.e. an undiscounted amount) is more directionally consistent with the recorded amounts of the deferred tax assets to which they relate.

Accordingly, in order to conform with the predominant practice and to provide more user-friendly information (i.e. recording of a “gross” liability equal to total future payments expected to be made that more closely aligns with the presentation of the deferred tax assets to which it relates), as well as to simplify the accounting for the TRA payable and after discussion with the Company’s Audit Committee and consultation with the Company’s independent registered public accounting firm, the Company has elected to change its accounting for the TRA payable to an ASC 450, undiscounted approach. For these same reasons, the Company has concluded that this change in accounting principle represents a change to a preferable alternative accounting principle as required by ASC 250-10-45-2b and ASC 250-10-45-12.

          *            *           *            *           *            *            *           *

As disclosed in the Company’s Form 10-Q for the period ended June 28, 2018 filed on August 6, 2018, the Company made an out of period correction to these same accounts within the three and six months ended June 28, 2018 related to an error as of December 28, 2017. The error related to the Company's application of tax reform during the fourth quarter of 2017 and the federal tax rate the Company applied to the 2018 TRA payment for the 2017 fiscal year. The Company recorded a non-operating loss on re-measurement of the payable to founding members under the TRA and a corresponding increase in the payable to founding members under the TRA of $8.6 million, as well as, an increase to deferred tax assets and a decrease to deferred tax expense of approximately $2.2 million related to the correction of this error within the three and six months ended June 28, 2018. The Company, including through discussion with the Company’s Audit Committee, concluded that this error was not material to the prior period financial statements presented within the Form 10-K for the fiscal year ended December 28, 2017 or the Form 10-Q for the quarter ended March 29, 2018.

The Company also completed an assessment of this error on its controls and determined this additional error was the result of the same control deficiency that existed at December 28, 2017 and therefore the material weakness in the Company’s internal control over financial reporting relating to the accounting for income taxes under ASC 740 still exists, as disclosed within the Company’s Form 10-Q for the period ended June 28, 2018.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need. I may be reached at 303-792-4906.

Sincerely,

/s/ Katherine L. Scherping

Katherine L. Scherping
Chief Financial Officer

cc:    Mark Wise, Deloitte & Touche LLP
David Crandall, Hogan Lovells US LLP